

October 31, 2013

<u>Via E-mail</u>
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

> **Re:** **Enerpulse Technologies, Inc.**
> **Amendment No. 2 to**
> **Form 8-K**
> **Filed October 18, 2013**
> **File No. 000-54092**

Dear Mr. Gonnella:

We have reviewed your response dated October 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Similar to the comment we issued in our letter to you on October 25, 2013, on your Form S-1 (File No. 333-191471), since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   • Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Description of Business, page 5

Our Current Business, page 8

Overview, page 8

2. We note your response to our prior comment 5. In your next response letter, for each of the following claims, please direct us to the specific pages, or portion of page, in your supplemental materials that provide a basis regarding:
    - improves performance of spark-ignited internal combustion engines as stated on page 8;
    - benefits of improved fuel economy as state of page 8;
    - improved engine torque as stated on page 8;
    - improved throttle response as stated on page 8;
    - improved performance in IC engines operating on alternative fuels as stated on page 8;
    - improved engine starting as stated on page 11;
    - consistent ignition using less fuel in the fuel mixture as stated on page 11;
    - precise ignition with more exhaust gas in the fuel mixture as stated on page 11;
    - better responsiveness as stated on page 14;

- quicker acceleration as stated on page 14; and
- greater towing capacity as stating on page 14.

In your response, please also, where appropriate, explain to us how a test result shows the basis for the claim you are making.

Natural Gas Markets (Stationary and Mobile), page 8

3. We note your response to our prior comment 6. We note from the letter filed as exhibit 10.2 that Vision Automotive intended to purchase 4,000 Pulse Plugs in 2012 and 20,000 Pulse Plugs in 2013. Please revise the last paragraph on page 8 to state the number of Pulse Plugs Vision Automotive stated it would purchase in 2012 and 2013 and how many it actually purchased. In this regard we also note the statement on page 12 that "no automotive OEMs are currently using PCI technology."

Automative and Power Sports Aftermarket, page 9

4. We note your response to our prior comment 11 and reissue in part. Please clarify at what stage in the process you are in, for selling your parts at retail versus selling to automotive OEMs. Your disclosure regarding automotive OEMs discusses parts integration. For your retail discussion, please explain what you mean by "plug-and-play." Can your product be placed in any existing engine, for instance? Or is something like retrofitting required before it can be used in an existing engine? Please explain the difference between needing to work with OEMs in advance for customization and what you are able to currently sell in the aftermarket and how it is used by the consumer.

Continue Collaborative Testing, page 12

5. Here you discuss engaging OEMs and some indications of interest. At page 8 you discuss the letter agreement with Vision Motor Company. Please clarify if this discussion encompasses that letter agreement. Similarly clarify as to your discussion under "Product Development," at page 15.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Mark Lee
        Greenberg Traurig